Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Ringo Ng	Haris Tajyar
CFO	Managing Partner
Ph: 011-852-2764-3622	Ph: 818-382-9702
ringong@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
JANUARY 8, 2007
LJ INTERNATIONAL’S ENZO RETAIL UNIT EXCEEDS
2006 GOAL FOR STORE COUNT AND MEETS
FOURTH QUARTER GOAL FOR POSITIVE EBITDA
HONG KONG and LOS ANGELES, January 8, 2007 — LJ International Inc. (LJI) (NASDAQ/GM: JADE), one of the fastest-growing jewelry companies in the world, today announced that its retail division, ENZO, has exceeded its previously-announced 2006 target for store-count growth and has met its goal for earnings before interest, taxes, depreciation and amortization (EBITDA).
As of December 31, 2006, ENZO had a total of 42 retail outlets operating in China, Hong Kong and Macau. This exceeds the target of 40 stores that LJI announced most recently in August 2006. LJI continues on track to meet or exceed its goal of opening at least 100 stores by the time of the Beijing Olympics in the summer of 2008.
In terms of financial performance, ENZO has now passed a key milestone, positive EBITDA. Based on preliminary results for the fourth quarter ending December 31, 2006, it is expected to record positive EBIDTA and operating profit, following negative EBITDA and operating profit in the prior quarter. This meets the target announced in June 2006 for breakeven EBITDA by the end of 2006.
LJI Chairman and CEO Yu Chuan Yih commented: “This has been a highly successful year for our ENZO retail division, which made the key transition to positive EBITDA and is well on its way to meeting our goal of full profitability on a net, stand-alone basis by the end of 2007. We are pleased, too, that ENZO is not only opening new stores at a rapid pace but is seeing large increases in revenues that point to healthy growth on a same-store basis. The division is on track to meet its 100-store target by the time of the Beijing Olympics and its 2008 revenue goal of $40 million. In the nearer term, the outlook for 2007 is looking better than ever. We expect soon to be providing new guidance for that year, along with the fourth quarter of 2006.”

To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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